UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058
Expires: August 31, 2015
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER
000-21537

CUSIP NUMBER
386617 104

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
	For Period Ended:	December 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Grandparents.com, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

589 Eighth Avenue, 6th Floor
Address of Principal Executive Office (Street and Number)

New York, New York 10018
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Grandparents.com, Inc. (the “Registrant”) was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 31, 2012 (the “Report”) on or before the prescribed April 1, 2013 filing date applicable to smaller reporting companies due to a delay experienced by the Registrant in completing its financial statements and other disclosures to be included in the Report. The Registrant anticipates that it will file the Report no later than the fifteenth (15th) calendar day following the prescribed filing date.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Joseph Bernstein	646	839-8800
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attachment.

Grandparents.com, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

GRANDPARENTS.COM, INC.

Date: April 2, 2013	By:	/s/ Joseph Bernstein
Joseph Bernstein
Co-Chief Executive Officer, Chief Financial Officer and Treasurer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Attachment to Form 12b-25

Grandparents.com, Inc.

On February 23, 2012 (the “Closing Date”), the Registrant entered into an Asset Contribution Agreement with GP.com Holding Registrant, LLC, a Florida limited liability company formerly known as Grandparents.com, LLC (“GP.com LLC”) pursuant to which GP.com LLC contributed substantially all of its assets to the Registrant in exchange for the Registrant’s assumption of certain of GP.com LLC’s liabilities and the issuance to GP.com LLC of one share of the Registrant’s Series A Convertible Preferred Stock and a warrant to purchase shares of the Registrant’s common stock (the “Transaction”). The Transaction has been accounted for as a reverse acquisition whereby GP.com LLC is deemed to be the accounting acquirer (legal acquiree) and the Registrant to be the accounting acquiree (legal acquirer). As such, the financial statements and results of operations presented in the Report for periods prior to the Closing Date will be those of GP.com LLC as the accounting acquirer. In addition, upon completion of the Transaction, the Registrant changed its fiscal year end from June 30 to December 31.

The Registrant expects its Statement of Operations to be filed with the Report will reflect the following:

Revenue for the year ended December 31, 2012 (“2012) was approximately $330,000, which reflected a decline of approximately $150,000, or 31.3%, compared to revenue of approximately $480,000 for the year ended December 31, 2011 (“2011”). The decline in revenue for 2012 compared to 2011 was due, in part, to a decrease in direct sales in 2012 compared to 2011. As a result, the Registrant’s average CPM (cost per thousand views) rate decreased during 2012 compared to 2011. The Registrant also experienced a decrease in website traffic during 2012, which resulted in less inventory available for advertising compared to 2011. Furthermore, two advertising campaigns that commenced in the fourth quarter of 2010 continued to generate revenue in 2011. However, there was no such carryover effect from the fourth quarter of 2011 into 2012.

Total operating expenses for the year ended December 31, 2012 were approximately $11,140,000, which reflected an increase of approximately $7,880,000, or 241.7%, compared to total operating expenses of approximately $3,260,000 for 2011. The increase in operating expenses for 2012 compared to 2011 was primarily attributable to expenses of $2,924,592 incurred in connection with the Transaction as well as increases in selling and marketing, salary, rent, equity-based compensation, consulting and other general and administrative expenses.

The Registrant incurred net loss of $10,930,000 for 2012 compared to a net loss of $2,890,000 for 2011. A significant portion of the loss relates to salary expense and non-cash items such as equity-based compensation and expenses incurred in connection with the Transaction, including expenses relating to the issuance of warrants to the Company’s investment banker. The Company also used approximately $4,780,000 in cash for operating activities during 2012 compared to $1,130,000 during 2011.